Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      NAME AND ADDRESS OF COMPANY

DragonWave Inc. (the “Company”)
411 Legget Drive, Suite 600
Kanata, Ontario
K2K 3C9

2.                                      DATE OF MATERIAL CHANGE

February 2, 2016

3.                                      NEWS RELEASE

The news release was issued on February 2, 2016 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

4.                                      SUMMARY OF MATERIAL CHANGE

On January 26, 2016, the Company’s shareholders approved a special resolution authorizing an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares (the “Share Consolidation”). On January 26, 2016, the Company’s board of directors determined to proceed with the Share Consolidation based on a ratio of twenty five (25) old common shares for one (1) new common share.

The Share Consolidation took effect as of February 2, 2016. Prior to the Share Consolidation taking effect, there were approximately 75.49 million common shares outstanding. As a result of the Share Consolidation, there are now approximately 3.02 million common shares outstanding.

The post-Share Consolidation common shares will commence trading on the NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (the “TSX”) on a consolidated basis at the opening of markets on February 4, 2016.

5.                                      FULL DESCRIPTION OF MATERIAL CHANGE

At a special meeting held on January 26, 2016, the Company’s shareholders approved a special resolution authorizing an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares. The special resolution approving the Share Consolidation authorized the Company’s board of directors to fix a Share Consolidation ratio within a range between fifteen (15) old common shares for one (1) new common share and twenty-five (25) old common shares for one (1) new common share. On January 26, 2016, the Company’s board of directors determined to proceed with the Share Consolidation based on a ratio of twenty five (25) old common shares for one (1) new common share.

The Share Consolidation took effect as of February 2, 2016. Prior to the Share Consolidation taking effect, there were approximately 75.49 million common shares outstanding. As a result of the Share Consolidation, there are now approximately 3.02 million common shares outstanding.

Any fractional common shares created as a result of the Share Consolidation were rounded down to the nearest whole number. The number of common shares issuable and the exercise price of all outstanding incentive stock options were adjusted downward and upward, respectively, based on the Share Consolidation ratio. The number of common share issuable and exercise price of all of the outstanding warrants were adjusted downward and upward, respectively, based on the Share Consolidation ratio. The number of common shares issuable upon the vesting of outstanding restricted share units was similarly adjusted downward.

The post-Share Consolidation common shares will commence trading on the NASDAQ and the TSX on a consolidated basis at the opening of markets on February 4, 2016 under its current NASDAQ and TSX trading symbols, “DRWI” and “DWI”, respectively, under the new post-Consolidation CUSIP and ISIN numbers of 26144M400 and ISINCA26144M4002, respectively.

6.                                      RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.                                      OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.                                      EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Patrick Houston
Chief Financial Officer

Telephone: 1 (613) 599-9991, ext 2278

9.                                      DATE OF REPORT

February 2, 2016.